TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD STAKES CLAIMS IN SOUTH PEQUOP MOUNTAINS

Vancouver, BC, Canada – December 15, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) staked 69 claims that comprise the East Spruce Project in the South Pequop Mountains in Elko County, Nevada. The project is located approximately 34 mi (55 km) southeast of Wells, Nevada and approximately 28 miles (45 km) to the south-southwest of Fronteer Gold’s Long Canyon gold deposit. The project covers approximately 2 sq mi. (5.2 sq. km).

Regional aeromagnetic data suggest that the East Spruce Project lies on the margin of a large buried intrusion that is part of a northeast alignment of intrusive rocks that extends 90 mi (150 km) from the Bald Mountain Mining District, located to the southwest, through the new Pequop (Long Canyon) Mining District to the northeast and farther northeast to the Tecoma (gold) District. Internal ore controls to deposits on this trend are also oriented northeast.

Miranda is pleased to be positioned in this northeast trend of intrusive rocks, which may reflect the orientation and locus of a newly emerging Nevada gold trend evidenced by the Long Canyon discovery (1.4 M ounce gold resource).

The geology of the East Spruce property and peripheral areas include north-northwest and northeast-trending faults, and a north-northwest-trending anticlinal fold of Lower Permian Pequop / Rib Hill Formations and the Pennsylvanian Riepe Spring Limestone. The Rib Hill Formation is a known host to gold mineralization in the Star Pointer gold deposit in the Robinson Mining District near Ely, Nevada. The project is 0.5 mi (0.8 Km) northeast of Cretaceous quartz/granite porphyry intrusive rocks historically explored for molybdenum and copper in the Spruce Mountain Mining District.

Notably, many significant Carlin-style deposits such as Goldstrike, Pipeline and Cortez Hills occur along the margins of intrusive rocks with associated folding.

Replacement silicification with anomalous gold occurs proximal to the north-northwest axis of the anticline and along north-south and northeast-trending fault zones in the anticlinal limb areas. The fold is about 2 mi (3.2 km) long by 1.5 mi (2.4 km) wide. The north-trending fault zone projects into pediment to the south.

At the north end of the property, gold values in rocks are anomalous over a strike length of 2,000 ft (610 m) in a silicified and decalcified north-south fault zone hosted by fossiliferous limestone of the Lower Pequop Formation.  Seven rock samples collected along the 2,000 ft-long trend range from 0.004 to 0.016 oz Au/t (0.148 to 0.548 g Au/t) with anomalous silver, arsenic, mercury, and a variable antimony, lead, and zinc association. Anomalous lead and zinc may reflect distal zoning from the porphyry system to the southwest.

Minor historic drilling is indicated from existing reclamation at the East Spruce property. No information is currently available from that drilling.

Miranda plans to advance the project and surrounding area with additional sampling and mapping to further understand a northeast-trending gold-bearing system that covers an area of 2.5 mi (4 km) long and 0.75 mi (1.2 km) wide.

In keeping with Miranda’s business model as a prospect generator a joint venture partner will be sought to explore the East Spruce property.

The data disclosed in this press release have been reviewed and verified by President & CEO Ken Cunningham, P.Geo, MSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle USA Limited, Montezuma Mines Inc., Navaho Gold Pty Ltd., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd. and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.